UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)

HERTZ GLOBAL HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

42805T 10 5

(CUSIP Number)

Clayton, Dubilier & Rice Fund VII, L.P.

c/o Clayton, Dubilier & Rice, LLC

Attention: Theresa A. Gore

375 Park Ave, New York NY 10152

(212) 407-5227

Copy to:

Steven J. Slutzky, Esq.

Debevoise & Plimpton LLP

919 Third Avenue

New York, NY 10022

(212) 909-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 9, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42805T 10 5

1.	Names of Reporting Persons Clayton Dubilier & Rice Fund VII, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 Shares

	8.	Shared Voting Power 0 Shares (see Item 5)

	9.	Sole Dispositive Power 0 Shares

	10.	Shared Dispositive Power 0 Shares (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 Shares (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13.	Percent of Class Represented by Amount in Row (11) 0.0% (1)

14.	Type of Reporting Person PN

CUSIP No. 42805T 10 5

1.	Names of Reporting Persons CD&R Associates VII, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 Shares

	8.	Shared Voting Power 0 Shares (See Item 5)

	9.	Sole Dispositive Power 0 Shares

	10.	Shared Dispositive Power 0 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 Shares (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13.	Percent of Class Represented by Amount in Row (11) 0.0% (1)

14.	Type of Reporting Person CO

CUSIP No. 42805T 10 5

1.	Names of Reporting Persons CD&R Associates VII, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 Shares

	8.	Shared Voting Power 0 Shares (See Item 5)

	9.	Sole Dispositive Power 0 Shares

	10.	Shared Dispositive Power 0 Shares (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 Shares (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13.	Percent of Class Represented by Amount in Row (11) 0.0% (1)

14.	Type of Reporting Person PN

CUSIP No. 42805T 10 5

1.	Names of Reporting Persons CD&R Investment Associates VII, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 Shares

	8.	Shared Voting Power 0 Shares (See Item 5)

	9.	Sole Dispositive Power 0 Shares

	10.	Shared Dispositive Power 0 Shares (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 Shares (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13.	Percent of Class Represented by Amount in Row (11) 0.0% (1)

14.	Type of Reporting Person CO

CUSIP No. 42805T 10 5

1.	Names of Reporting Persons CDR CCMG Co-Investor L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 Shares

	8.	Shared Voting Power 0 Shares (See Item 5)

	9.	Sole Dispositive Power 0 Shares

	10.	Shared Dispositive Power 0 Shares (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 Shares (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13.	Percent of Class Represented by Amount in Row (11) 0.0% (1)

14.	Type of Reporting Person PN

CUSIP No. 42805T 10 5

1.	Names of Reporting Persons CDR CCMG Co-Investor GP Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 Shares

	8.	Shared Voting Power 0 Shares (See Item 5)

	9.	Sole Dispositive Power 0 Shares

	10.	Shared Dispositive Power 0 Shares (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 Shares (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13.	Percent of Class Represented by Amount in Row (11) 0.0% (1)

14.	Type of Reporting Person CO

CUSIP No. 42805T 10 5

1.	Names of Reporting Persons CD&R Parallel Fund VII, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 Shares

	8.	Shared Voting Power 0 (See Item 5)

	9.	Sole Dispositive Power 0 Shares

	10.	Shared Dispositive Power 0 Shares (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 Shares (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13.	Percent of Class Represented by Amount in Row (11) 0.0% (1)

14.	Type of Reporting Person PN

CUSIP No. 42805T 10 5

1.	Names of Reporting Persons CD&R Parallel Fund Associates VII, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 Shares

	8.	Shared Voting Power 0 Shares (See Item 5)

	9.	Sole Dispositive Power 0 Shares

	10.	Shared Dispositive Power 0 Shares (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 Shares (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13.	Percent of Class Represented by Amount in Row (11) 0.0% (1)

14.	Type of Reporting Person CO

Explanatory Note

This Amendment No. 4 to Schedule 13D (this “Amendment No. 4”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on June 8, 2009, as previously amended by Amendment No. 3 thereto filed with the SEC on March 18, 2013, Amendment No. 2 thereto filed with the SEC on December 14, 2012 and Amendment No. 1 thereto filed with the SEC on March 31, 2011 (as so amended, the “Statement”) as follows:

Item 4.  Purpose of Transaction

Item 4 of the Statement is amended by inserting the following information:

On May 9, 2013, Clayton Dubilier & Rice Fund VII, L.P. sold 16,649,571 shares of common stock, par value $0.01 per share (“Shares”), of Hertz Global Holdings, Inc., a Delaware corporation  (“Hertz Holdings,” or the “Issuer”), CDR CCMG Co-Investor L.P. sold 6,070,064 Shares and CD&R Parallel Fund VII, L.P. sold 113,012 Shares, in each case to Goldman Sachs & Co. and J.P. Morgan Securities LLC (collectively, the “Underwriters”) at a price of $24.715 per Share, in a registered offering (the “May 2013 Secondary Offering”) pursuant to an Underwriting Agreement, dated as of May 6, 2013 (the “May 2013 Underwriting Agreement”), by and among the CD&R Hertz Funds (as defined in the Statement), the Carlyle Hertz Funds (as defined in the Statement), Merrill Lynch Ventures L.P. 2001, CMC-Hertz Partners, L.P. and the Underwriters.

Under the May 2013 Underwriting Agreement, the Issuer, the CD&R Hertz Funds, the Carlyle Hertz Funds, Merrill Lynch Ventures L.P. 2001 and CMC-Hertz Partners, L.P. have agreed with the Underwriters, subject to certain exceptions, not to dispose of or hedge any Shares or securities convertible into or exchangeable for Shares during the period from May 6, 2013 continuing through and including the date 45 days after May 6, 2013, except with the prior written consent of the Underwriters (such period, the “restricted period”).  The restricted period will be automatically extended if: (1) during the last 17 days of the restricted period the Issuer issues an earnings release or announces material news or a material event; or (2) prior to the expiration of the restricted period, the Issuer announces that it will release earnings results during the 15-day period following the last day of the restricted period, in which case the restrictions described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event, as applicable, unless Goldman, Sachs & Co. waives, in writing, such extension.

The foregoing description of the May 2013 Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the May 2013 Underwriting Agreement, which is filed as Exhibit 10 hereto and is incorporated herein by reference.

Immediately upon completion of the May 2013 Secondary Offering, which occurred on May 9, 2013 (the “Closing Date”), the holdings of the CD&R Hertz Funds, the Carlyle Hertz Funds, the Merrill Lynch Funds and CMC-Hertz Partners, L.P. of the Issuer’s common stock were reduced to de minimis amounts that the they and certain affiliated entities had previously received from their nominees’ equity-based compensation for service on the Issuer’s Board of Directors or acquired in the ordinary course of business. In the May 2013 Secondary Offering, the Issuer entered into a termination letter agreement (the “Termination Letter Agreement”) with the CD&R Hertz Funds, the Carlyle Hertz Funds, the Merrill Lynch Funds and CMC-Hertz Partners, L.P., pursuant to which, effective as of the Closing Date, the Stockholders Agreement (as defined in the Statement) and the Registration Rights Agreement (as defined in the Statement) were terminated, except that certain indemnification obligations set forth in the Registration Rights Agreement survived termination. As a result of the termination of the Stockholders Agreement, the CD&R Hertz Funds, the Carlyle Hertz Funds and the Merrill Lynch Funds no longer have the right to designate nominees to the Issuer’s Board of Directors under such agreement, and the directors currently serving on the Issuer’s Board of Directors that were designated by them are no longer “Investor Nominees” for purposes of the Stockholders Agreement.

As a result of the foregoing, the CD&R Hertz Funds and the Carlyle Hertz Funds may no longer be deemed to be members of a group exercising voting and investment control over the Shares, and, therefore, ceased to be the beneficial owners of more than five percent of the Issuer’s Shares.

The foregoing description of the Termination Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is filed as Exhibit 11 hereto and incorporated by reference.

Except as described in this Item 4 of this Statement, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions required to be reported herein.

Item 5.  Interest in Securities of the Issuer

Item 5 of the Statement is amended and restated in its entirety by inserting the following information:

(a)-(b)

As of the date hereof (and after giving effect to sale of the Shares in the May 2013 Secondary Offering), each of the Reporting Persons beneficially owns the number and percentage of Shares then issued and outstanding listed opposite its name:

Reporting Person(1)	Amount Beneficially Owned		Percent of Class
Clayton Dubilier & Rice Fund VII, L.P.	0		0%
CD&R Associates VII, Ltd.	0		0%
CD&R Associates VII, L.P.	0		0%
CD&R Investment Associates VII, Ltd.	0	(2)	0%
CDR CCMG Co-Investor L.P.	0		0%
CDR CCMG Co-Investor GP Limited	0	(3)	0%
CD&R Parallel Fund VII, L.P.	0		0%
CD&R Parallel Fund Associates VII, Ltd.	0	(4)	0%

(1) This table excludes the 28,571 Shares held by Merrill Lynch, Pierce, Fenner & Smith Incorporated and 437,088 shares held by Bank of America, N.A., which are associated with the Merrill Lynch Hertz Funds and 96,741 Shares and 46,700 currently exercisable options to purchase Shares issued to certain entities associated with MLGPE, as assignee of compensation payable to the Merrill Sponsor Nominees under Hertz Holdings’ Director Compensation Policy, which shares may be deemed to be beneficially owned by ML Global Private Equity Fund, L.P.  As further described above under Item 4, the CD&R Hertz Funds and the Carlyle Hertz Funds may no longer be deemed to be members of a group exercising voting and investment control over the Shares held by the other group members, and, therefore, ceased to be the beneficial owners of more than five percent of the Issuer’s Shares.

(2) CD&R Investment Associates VII, Ltd. and CD&R Parallel Fund Associates VII, Ltd. are each managed by a two person board of directors, and all board action relating to the voting or disposition of these Shares requires approval of a majority of the board. Donald J. Gogel and Kevin J. Conway, as the directors of CD&R Investment Associates VII, Ltd. and CD&R Parallel Fund Associates VII, Ltd., may be deemed to share beneficial ownership of the Shares shown as beneficially owned by the funds associated with Clayton, Dubilier & Rice, LLC. Such persons disclaim such beneficial ownership. Investment and voting decisions with respect to shares held by each of Clayton, Dubilier & Rice Fund VII, L.P., CD&R Parallel Fund VII, L.P. and CDR CCMG Co-Investor L.P. are made by an investment committee of limited partners of CD&R Associates VII, L.P., currently consisting of more than ten individuals (the “Investment Committee”). All members of the Investment Committee disclaim beneficial ownership of the shares shown as beneficially owned by the funds associated with Clayton, Dubilier & Rice LLC.

(3) CDR CCMG Co-Investor GP Limited, which is a wholly owned subsidiary of Clayton, Dubilier & Rice Fund VII, L.P., is the general partner of CDR CCMG Co-Investor L.P. CDR CCMG Co-Investor GP Limited expressly disclaims beneficial ownership of the Shares held by each of CDR CCMG Co-Investor L.P. and Clayton, Dubilier & Rice Fund VII, L.P. Investment and voting decisions with respect to shares held by each of Clayton, Dubilier & Rice Fund VII, L.P., CD&R Parallel Fund VII, L.P. and CDR CCMG Co-Investor L.P. are made by an investment committee of limited partners of CD&R Associates VII, L.P., currently consisting of more than ten individuals (the “Investment Committee”). All members of the Investment Committee disclaim beneficial ownership of the shares shown as beneficially owned by the funds associated with Clayton, Dubilier & Rice LLC.

(4) CD&R Parallel Fund Associates VII, Ltd. is the general partner of CD&R Parallel Fund VII, LP.  CD&R Parallel Fund Associates VII, Ltd. expressly disclaims beneficial ownership of the Shares held by each of CD&R Parallel Fund VII, L.P., Clayton, Dubilier & Rice Fund VII, L.P. and CDR CCMG Co-Investor L.P. Investment and voting decisions with respect to shares held by each of Clayton, Dubilier & Rice Fund VII, L.P., CD&R Parallel Fund VII, L.P. and CDR CCMG Co-Investor L.P. are made by an investment committee of limited partners of CD&R Associates VII, L.P., currently consisting of more than ten individuals (the

“Investment Committee”). All members of the Investment Committee disclaim beneficial ownership of the shares shown as beneficially owned by the funds associated with Clayton, Dubilier & Rice LLC.

(b)

In addition to the description set forth above in this Item 5, see the cover pages of this Amendment No. 4 to Schedule 13D for indications of the respective voting powers and disposition powers of the Reporting Persons.

(c)

The information set forth in Item 4 above is hereby incorporated by reference.

(e)

On May 9, 2013, following the transactions reported herein, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Shares.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Statement is amended and restated in its entirety by inserting the following information:

The information set forth in Item 4 above is hereby incorporated by reference in response to Item 6.

Item 7.  Material to Be Filed as Exhibits

EXHIBIT INDEX

Exhibit Number	Description
1.1	Joint Filing Agreement, dated May 17, 2013, by and among the Reporting Persons.
10

Underwriting Agreement, dated May 6, 2013, among Hertz Global Holdings, Inc., Clayton, Dubilier & Rice Fund VII, L.P., CDR CCMG Co-Investor L.P., CD&R Parallel Fund VII, L.P., Carlyle Partners IV, L.P., CEP II U.S. Investments, L.P., CP IV Coinvestment, L.P., CEP II Participations S.à r.l. SICAR, Merrill Lynch Ventures L.P. 2001, CMC-Hertz Partners, L.P. and Goldman, Sachs & Co. and J.P. Morgan Securities LLC, as underwriters.

11

Termination Letter Agreement, dated May 6, 2013, among Clayton, Dubilier and Rice Fund VII, L.P., CDR CCMG Co-Investor L.P., CD&R Parallel Fund VII, L.P., Carlyle Partners IV, L.P., CEP II U.S. Investments, L.P., CP IV Coinvestment L.P, CEP II Participations S.à.r.l. SICAR, ML Global Private Equity Fund, L.P., Merrill Lynch Ventures L.P. 2001, ML Hertz Co-Investor, L.P. and CMC-Hertz Partners, L.P. and Hertz Global Holdings, Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

CLAYTON, DUBILIER & RICE FUND VII, L.P.

By:	CD&R Associates VII, Ltd.,
its general partner

	By:	/s/ Theresa A. Gore
Name: Theresa A. Gore
Title: Vice President, Treasurer and Assistant Secretary

CD&R ASSOCIATES VII, LTD.

By:	/s/ Theresa A. Gore
Name: Theresa A. Gore
Title: Vice President, Treasurer and Assistant Secretary

CD&R ASSOCIATES VII, L.P.

By:	CD&R Investment Associates VII, Ltd.,
its general partner

	By:	/s/ Theresa A. Gore
Name: Theresa A. Gore
Title: Vice President, Treasurer and Assistant Secretary

CD&R INVESTMENT ASSOCIATES VII, LTD.

	By:	/s/ Theresa A. Gore
Name: Theresa A. Gore
Title: Vice President, Treasurer and Assistant Secretary

CDR CCMG CO-INVESTOR L.P.

By:	CDR CCMG Co-Investor GP Limited,
its general partner

	By:	/s/ Theresa A. Gore
Name: Theresa A. Gore
Title: Director

CDR CCMG CO-INVESTOR GP LIMITED

	By:	/s/ Theresa A. Gore
Name: Theresa A. Gore
Title: Director

CD&R PARALLEL FUND VII, L.P.

By:	CD&R Parallel Fund Associates VII, Ltd., its general partner

	By:	/s/ Theresa A. Gore
Name: Theresa A. Gore
Title: Vice President, Treasurer and Assistant Secretary

CD&R PARALLEL FUND ASSOCIATES VII, LTD.

	By:	/s/ Theresa A. Gore
Name: Theresa A. Gore
Title: Vice President, Treasurer and Assistant Secretary

Dated: May 17, 2013